PRUCO LIFE INSURANCE COMPANY
PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

Supplement, dated September 30, 2013
to the Current Prospectus

           This Supplement updates certain information in the current Prospectus for your Annuity and any subsequent supplements thereto.  Please read it carefully and keep it with your copy of the Prospectus for future reference.  If you would like another copy of the current Prospectus, please call us at 1-888-PRU-2888.

Spousal Designations

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act (“DOMA”), same-sex marriages were not recognized for purposes of federal law.  On that date, the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional.  While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by the federal tax law to an opposite-sex spouse under Sections 72(s) and 401(a)(9) are now available to a same-sex spouse, there are several unanswered questions regarding the scope and impact of this U.S. Supreme Court decision.

On August 29, 2013, the Internal Revenue Service (“IRS”) clarified its position regarding same-sex marriages for federal tax purposes.  If a couple is married in a jurisdiction (including a foreign country) that recognizes same-sex marriage, that marriage will be recognized for all federal tax purposes regardless of the law in the jurisdiction where they reside.  However, the IRS did not recognize civil unions and registered domestic partnerships as marriages for federal tax purposes.  Currently, if the state where a civil union or a registered domestic partnership does not recognize the arrangement as a marriage, it is not a marriage for federal tax purposes.

Depending on the state in which your Annuity is issued, we may offer certain spousal benefits to same-sex civil union couples, domestic partners or spouses. You should be aware, however, that, if federal tax law does not recognize the relationship as a marriage as described above, we cannot permit the surviving partner/spouse to continue the Annuity within the meaning of the tax law. Therefore, upon the death of the first owner, favorable tax treatment permitted to a federally recognized spouse may not be available to the surviving beneficiary upon election to continue the Annuity under the “spousal continuance” provision. If the spousal continuance provision is elected by a surviving same sex partner/spouse who is not recognized as a spouse under federal tax law, the Annuity will continue as provided for insurance law purposes but will be treated as terminated from a tax reporting perspective with all benefits immediately taxable, and the Annuity will continue as a “new contract” for tax law purposes with a cost basis equal to the value of the Annuity at the deemed termination. If the spousal continuance provision is elected for a qualified contract, such as an IRA, the Annuity will be a treated as a non-qualified annuity going forward.

Same-sex civil union couples, domestic partners and spouses should contact their financial professional and a qualified tax adviser regarding your personal tax situation, the implications of electing the spousal version of the optional benefits we currently offer and your spouse’s rights and benefits under the Annuity.

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